April 3, 2015

Via Email

United States Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-7010

ATTENTION:

David Link

Special Counsel

Re: Bella Costa Designs, Inc.

Registration Statement on Form S-1

Filed January 9, 2015

File No. 333-201403

Bella Costa Designs Inc., page 6

1. We note your revised disclosure in response to comment 2 of our letter dated February 5, 2015. In particular, we note that you will need at least $10,000 for legal and professional fees for the next 12 months and that your monthly burn rate will be $1,097. You also indicate that the burn rate is your monthly professional expenses plus general and administrative expenses to stay in business divided by 12 months. Please tell us why your burn rate is based only on general and administrative costs or revise accordingly.

Response: We have revised our disclosure.

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The Offering, page 7

2. You disclose here that net proceeds from the offering amounts to $80,000 assuming that all shares are sold. In Item 13 (page 31) you disclose the separate components of the $10,000 in estimated offering expenses in connection with the offering. In response to comments four and five of our letter dated February 4, 2015 you state that these offering expenses will be paid already by the time the Company raises funds and will not be paid out of net proceeds. Given that the Company only had cash of $827 as of January 31, 2015 (page F-1), please further explain to us how you expect to pay the estimated offering expenses of $10,000 prior to raising funds in the offering. Alternatively, please revise your filing as follows:

•	Disclose under this heading that $80,000 of estimated gross proceeds will result in $70,000 of net proceeds after deducting estimated offering expenses.

•

Revise your calculation of net tangible book value for each sales scenario under the Dilution heading (page 16) so that it is based on the estimated net proceeds of the offering to show the full impact of the potential dilution to investors. In this regard, it appears that the current funding level amounts represent the gross proceeds instead of the net proceeds.

Response: Some proceeds have already been paid and the rest will be covered by a director loan if necessary.

Use of Proceeds, page 13

3. We note your response to comments 4 and 5 of our letter dated February 5, 2015 and we reissue the comments. Your response states that “the offering fees ... will be paid already by the time company raises funds. Therefore, the company does not have to pay for the offering fees out of proceeds because those fees will be paid before the proceeds.” We also note your disclosure in the Liquidity and Capital Resources section that “[p]roceeds of $20,000 from this offering will be used for our offering expenses and to cover professional fees and to order first set of dresses in the next twelve months.” Finally, we note that the offering expenses are approximately $10,000 and that the company had $827 of total assets as of January 31, 2015. Please advise us exactly how the company will pay the $10,000 in offering expenses without the offering proceeds given the amount of company assets or revise your prospectus accordingly. We may have further comment.

Response:  We have revised the “Liquidity and Capital Resources” paragraph. Also, as we have mentioned, some of the net proceeds have already been paid and the rest will be covered by a director loan if necessary.

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Dilution, page 15

4. We note your disclosure on page 16 that indicates the dilution table is based on amounts as of October 31, 2014. Please revise your disclosure to present the amounts as of January 31, 2015 that your dilution table is now based on. Refer to your response to comment seven of our letter dated February 5, 2015.

Response: We have made the correction accordingly.

Sincerely,

/s/ Nelson Perez

President

Bella Costa Designs, Inc.

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